FAIRFAX News Release

Stock Symbol:  FFH

TORONTO, August 23, 2004

FAIRFAX ANNOUNCES ESTIMATE OF LOSSES
FROM HURRICANE CHARLEY

Fairfax Financial Holdings Limited announces that its initial estimate of aggregate potential net losses relating to Hurricane Charley will be in the range of US$35 million to US$40 million after tax and minority interests.

This initial estimate is based on a preliminary review and consultation with our insurance and reinsurance companies, including OdysseyRe, Crum & Forster and Northbridge. Fairfax recognizes that at this early stage it is not possible to make a calculation of its financial exposure to claims relating to Hurricane Charley with a high degree of certainty.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:     Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7  Telephone 416/367 4941  Telecopier 367 4946